April 28, 2005




Mr. Daniel Gordon
Branch Chief
US Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549


           Re:  Thackeray Corporation
                Form 10-K for the fiscal year ended December 31, 2004 Filed March 24, 2005
                Form 8-K filed March 28, 2005 File No. 1-08254


Dear Mr. Gordon:

Reference is made to your letter to Thackeray Corporation dated April 19, 2005 and to previous related correspondence.

Please be advised that the Thackeray Corporation ("THK") entity which was a General Partner in BT Orlando ("BTO") was not THK itself, but rather Brennand-Paige Industries, Inc. ("BPI"), a 100% owned subsidiary of THK. Please also be advised that other than its interest in BTO, BPI's balance sheet for more than ten years has been completely devoid of any assets and that BPI, although a 35% General Partner in BTO, never had any obligation to provide funding to the BTO Partnership as neither did THK. The relief from general liability is atypical of the responsibilities generally associated with the concept of a General Partner. To repeat; BPI's sole asset was its 35% interest in BTO; it had no other assets and the appropriate partnership agreement was filed with the SEC in 1996.

We also believe that if the requirement of Paragraph 15(a) of SOP 78-9 were complied with, BPI's investment in BTO would have been written down to a substantial negative number. The results, we believe, would have been grossly misleading. It is important to note that, at all times, THK's financial statements fully disclosed by footnote (2) to its Financial Statements, the BTO results with a BTO summary operating statement and THK's allocated annual share of the Partnership period's loss was noted. There was no BTO operating income realized, recognized or projected during the entire life (through December 10, 2004) of BPI's investment in BTO.

Mr. Daniel Gordon
US Securities and Exchange Commission
April 28, 2005
Page -2-



For more than 18 months prior to its sale of its BTO partnership interest, BPI sought out prospective purchasers of such interest and for the better part of 2004 negotiated a sales agreement which ultimately closed on December 10, 2004. In its 2004 financial statements, as in all appropriate prior statements, THK reflected the BTO situation on a consistent basis. It is our opinion that financial statements prepared in accordance with a strict interpretation of SOP-78-9 would have produced misleading results and that the methodology employed by THK fairly presents the situation.

Please note: Had BPI (as per SOP-78-9) continued to absorb its "share" of BTO losses after its investment in BTO had been reduced to zero in First Quarter 2002, that investment account at December 10, 2004 would have been negative approximately $9,650,000, and the gain on the sale of the partnership interest, instead of the reported $250,000, would have been approximately $9,900,000. We are convinced that such treatment would have been quite misleading.



                                                    Yours truly,

                                                    /s/ Jules Ross

JR:mp                                               Jules Ross
                                                    Vice President, Finance